April 15, 2009

Mail Stop 3010

Via U.S. Mail and Fax (703) 258-8585
Mr. Roger F. Millay
Chief Financial Officer
Watson Wyatt Worldwide, Inc.
901 N. Glebe Rd.
Arlington, VA 22203

   RE: **Watson Wyatt Worldwide, Inc.**
      Form 10-K for the year ended June 30, 2008; Filed August 15, 2008
      Schedule 14A; Filed October 14, 2008
      File No. 1-16159

Dear Mr. Millay:

   We have reviewed your response letter dated March 10, 2009 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 48

1. We have reviewed your response to prior comment 1. In future filings, if your Management's Report on Internal Control over Financial Reporting includes reference to excluded consolidated entities, please include an indication of the significance of such entities in your report.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

Fiscal Year End Bonuses, page 24

2. We note your response to our prior comment 7. Please ensure that your future filings identify any particular exercise of discretion in setting bonus amounts such as how the "assessments" and "judgments" are made in setting bonus amounts. Also, you should include a discussion of each individual executive's contributions that the committee and CEO considered in setting these bonus amounts. For example, your disclosure should include a discussion of how the CEO and committee determined that each individual executive achieved "high individual sustained performance" receiving "strong" or "very strong" performance reviews warranting the annual bonus amounts. Please see Item 402(b)(2)(vi) and (vii) of Regulation S-K.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at 202-551-3404 with any other questions.

Sincerely,

Kristi Marrone
Staff Accountant